EXHIBIT 99.1

Brookfield Infrastructure Reports First Quarter 2020 Results

BROOKFIELD, NEWS, May 08, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2020.

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited[1]	2020	2019
Net income[2]	$119	$30
– per unit[3,4]	$0.13	$(0.05)
FFO[5]	$358	$351
– per unit (pre-split)[6]	$0.86	$0.88
– per unit (split-adjusted)[7]	$0.77	$0.79

Net income for the period benefited from organic growth across most of our operating groups, contributions from new investments completed in the last year and gains on our corporate hedging program. These increases were partially offset by a one-time item related to deferred taxes at our U.K. operations, and the depreciation of the Brazilian Real relative to the U.S. dollar.

Our business generated FFO of $358 million for the quarter, or $0.77 of FFO per unit (equivalent to $0.86 prior to our unit split), which was in-line with the prior year levels. FFO growth was primarily driven by organic growth of 6% and earnings associated with $1.6 billion of capital deployed during the past year. These positive factors were partially offset by the sale of four businesses, impacts related to COVID-19 (“covid”) and the depreciation of foreign currencies. Virus related impacts were primarily experienced at our port and toll road operations, affecting results by $10 million, while the lower Brazilian Real reduced results by $17 million.

“The first quarter of 2020 brought about extraordinary challenges on a global scale. Our results were solid as every operating business we own was deemed an essential service and has continued operating throughout this period,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “As the economic recovery unfolds over the coming quarters, we remain confident that our highly-diversified business is well-positioned both financially and operationally. This will give us the opportunity to take advantage of market conditions to acquire high-quality assets for deep value, as we have in the past during periods of dislocation.”

Segment Performance

FFO from our utilities segment totaled $146 million, compared to $137 million in the prior year. The segment delivered organic growth of 8%, reflecting the robust nature of our contracted and regulated cash flows in this segment. This increase reflects inflation indexation and $310 million of capital commissioned into our rate base over the past 12 months. Results also benefited from the first full quarter contribution of the North American regulated natural gas transmission business acquired in October 2019. These increases were partially offset by the sale of our Colombian regulated electricity distribution operation and the lower Brazilian Real converted to U.S. dollars which lowered results by $9 million.

Our transport segment delivered FFO of $120 million, down from $139 million in the prior year. Compared to the first quarter of 2019, results reflect the initial contribution from our North American operation in addition to strong pricing across our rail and road networks. These positive impacts were more than offset by the loss of earnings associated with the sale of a European port business and an interest in our Chilean toll road operation. When combined with the impact of a lower Brazilian Real when converted to U.S. dollars, these factors collectively reduced results by $18 million. Our North American and Australian container terminal operations were impacted by lower trade activity from China due to covid, reducing volumes by 13% and FFO by $5 million relative to 2019 levels.

The energy segment contributed FFO of $115 million compared to $107 million in the prior year. Results increased by 12% on a same-store basis, excluding the contribution from our gas storage operations which, as a result of timing and weather, earned higher spreads and stored greater volumes in the first quarter of last year. Our North American residential infrastructure business benefitted from the signing of 50,000 new customers and the ongoing success of our “sales to rental” strategy in the U.S. We also closed the acquisition of the federally regulated portion of our western Canadian midstream business in December 2019, with these operations fully contributing to results in the quarter.

FFO from our data infrastructure segment totaled $42 million, an increase of 50% from the prior year. Our underlying businesses continue to perform well with FFO from our French tower operation increasing due to inflation indexation and new points-of-presence added to our network. Results also benefitted from the contribution of our newly acquired data transmission and distribution operations in New Zealand and the United Kingdom, and a data storage business in South America.

The following table presents FFO by segment:

	For the three months ended March 31
US$ millions, unaudited	2020	2019
FFO by segment
Utilities	$146	$137
Transport	120	139
Energy	115	107
Data Infrastructure	42	28
Corporate	(65)	(60)
FFO	$358	$351

Update on Strategic Initiatives

During the quarter we successfully launched Brookfield Infrastructure Corporation. We are also progressing the closing of our Indian telecom tower investment and are pursuing new investment opportunities in the capital markets as private market transactions have, for the most part, been postponed due to logistical challenges related to the environment.

I. Brookfield Infrastructure Corporation (BIPC) – We completed the special distribution of BIPC shares on March 31 by providing existing unitholders with one Class A share of BIPC for every nine units of BIP LP. We have subsequently seen strong support for BIPC shares in the market, with trading volumes over the first 30 days at over 50% of the public float and the share price trading in line with the BIP LP unit price.

We are very pleased with the launch and positive market reception thus far. Our intention is to fully support the growth of the BIPC float over time and are actively considering initiatives in this regard.

II. Indian Telecom Towers – The closing of our large-scale acquisition of 130,000 telecom towers in India from Reliance Jio is progressing well and our partner recently announced a strategic deal with Facebook, enhancing the overall profile of our main counterparty. The only significant outstanding approval we need is from the Department of Telecommunications in India, and this is anticipated in the coming weeks. We expect to invest up to $500 million of equity (BIP’s share) in the business alongside our institutional partners.

III. Capital Market Investments – Since March, we have been actively evaluating a number of high-quality, publicly traded infrastructure businesses that have traded off along with the broader market. We believe that certain companies are trading at a substantial discount to their intrinsic value. To-date, we have invested approximately $450 million (BIP’s share - $220 million) into the shares of a handful of companies and hope that some of these will lead to large scale transactions. If not, we will monetize our stakes as share prices recover and earn an attractive return in sectors we know well.

Distribution and Dividend Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.485 per unit, payable on June 30, 2020 to unitholders of record as at the close of business on May 29, 2020. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.485 per share, also payable on June 30, 2020 to shareholders of record as at the close of business on May 29, 2020.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $515 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Managing Director, Investments Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2020 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on May 8, 2020 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/nah3bhi9 or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 8976257).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units and exchange LP units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Please refer to page 12 for results of Brookfield Infrastructure Corporation.

2. Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP Units, and class A shares of BIPC.

3. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2020 were 293.6 million (2019 – 278.1 million).

4. Results in a loss on a per unit basis for the three months ended March 31, 2019 as allocation of net income is reduced by preferred unit and incentive distributions.

5. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.

6. Average number of partnership units outstanding on a fully diluted time weighted average basis, prior to the impact of the special distribution of BIPC. Assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP units (prior to the issuance of additional Exchange LP units as a result of the special distribution) for the three months ended March 31, 2020, the pre-split diluted units were 418.3 million (2019 – 398.7 million). These weighted averages do not account for the increase in number of units due to the special distribution.

7. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three months ended March 31, 2020 were 464.8 million (2019 – 443.0 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar 31, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$1,226	$827
Financial assets	210	149
Property, plant and equipment	21,895	23,013
Intangible assets	12,712	14,386
Investments in associates and joint ventures	4,451	4,967
Investment properties	379	416
Goodwill	6,022	6,553
Deferred income taxes and other	4,009	5,997
Total assets	$50,904	$56,308

Liabilities and partnership capital
Corporate borrowings	$2,742	$2,475
Non-recourse borrowings	17,665	18,544
Financial liabilities	2,385	2,173
Deferred income taxes and other	9,054	10,939

Partnership capital
Limited partners	4,008	5,048
General partner	19	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,606	2,039
Class A shares of BIPC	625	-
Exchange LP units	14	18
Interest of others in operating subsidiaries	11,851	14,113
Preferred unitholders	935	935
Total partnership capital	19,058	22,177
Total liabilities and partnership capital	$50,904	$56,308

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended March 31,
US$ millions, except per unit information, unaudited	2020	2019

Revenues	$2,196	$1,593
Direct operating costs	(1,239)	(798)
General and administrative expense	(61)	(61)
Depreciation and amortization expense	(400)	(292)
	496	442
Interest expense	(282)	(212)
Share of earnings from associates and joint ventures	48	18
Mark-to-market on hedging items	198	(18)
Other (expense) income	(206)	10
Income before income tax	254	240
Income tax expense
Current	(58)	(63)
Deferred	(48)	(12)
Net income	148	165
Non-controlling interest of others in operating subsidiaries	(29)	(135)
Net income attributable to partnership	$119	$30

Attributable to:
Limited partners	52	(6)
General partner	46	38
Non-controlling interest – redeemable partnership units held by Brookfield	21	(2)
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[1]	$0.13	$(0.05)

1. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2020 was 293.6 million (2019 – 278.1 million). Earnings (loss) per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended March 31,
	2020	2019

Operating Activities
Net income	$148	$165
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	45	13
Depreciation and amortization expense	400	292
Mark-to-market on hedging items, provisions and other	181	54
Deferred income tax expense	48	12
Change in non-cash working capital, net	(100)	25
Cash from operating activities	722	561

Investing Activities
Net proceeds from (investments in):
Operating assets	722	(2,150)
Associates	–	(188)
Long-lived assets	(376)	(237)
Financial assets	(153)	–
Acquisition funded on behalf of parent	–	(581)
Net settlement of foreign exchange contracts	82	(1)
Cash from (used by) investing activities	275	(3,157)

Financing Activities
Distributions to limited and general partners	(282)	(250)
Net borrowings (repayments):
Corporate	393	455
Subsidiary	159	1,122
Deposit received from parent	–	367
Net preferred units and preferred shares issued	–	72
Net partnership units (repurchased) issued	2	(26)
Capital provided by non-controlling interest, net of distributions, and other	(792)	1,033
Cash (used by) from financing activities	(520)	2,773

Cash and cash equivalents
Change during the period	$477	$177
Impact of foreign exchange on cash	(78)	3
Balance, beginning of period	827	540
Balance, end of period	$1,226	$720

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended March 31,
US$ millions, unaudited	2020	2019

Adjusted EBITDA
Utilities	$193	$181
Transport	166	189
Energy	148	127
Data Infrastructure	56	36
Corporate	(61)	(61)
Total	502	472

Financing costs	(151)	(140)
Other income	7	19
Funds from operations (FFO)	358	351

Depreciation and amortization	(247)	(220)
Deferred taxes and other items	8	(101)
Net income attributable to the partnership	$119	$30

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to limited partners, the general partner, and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units and class A shares of BIPC.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended March 31,
US$, unaudited	2020	2019

Earnings (loss) per limited partnership unit[1]	$0.13	$(0.05)
Add back or deduct the following:
Depreciation and amortization	0.53	0.50
Deferred taxes and other items	0.11	0.34
FFO per unit[2]	$0.77	$0.79

1.   Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2020 was 293.6 million (2019 – 278.1 million). Earnings (loss) per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.
2.   Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP Units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three months ended March 31, 2020 was 464.8 million (2019 – 443.0 million). Average number of units outstanding on a fully diluted time weighted average basis, excluding the impact of the special distribution, was 418.3 million (2019 – 398.7 million)

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Mar 31, 2020	Dec 31, 2019

Assets
Operating groups
Utilities	$1,766	$2,178
Transport	3,236	3,991
Energy	2,928	3,128
Data Infrastructure	1,188	1,318
Cash and cash equivalents	848	273
	$9,966	$10,888

Liabilities
Corporate borrowings	$2,742	$2,475
Other liabilities	952	1,284
	3,694	3,759
Capitalization
Partnership capital	6,272	7,129
	$9,966	$10,888

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to limited partners, the general partner and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, and class A shares of BIPC.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.

Brookfield Infrastructure Corporation Reports
First Quarter 2020 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.485 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on June 30, 2020 to shareholders of record as at the close of business on May 29, 2020. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on BIP’s units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and funds from operations (FFO) of BIPC is fully attributed to the Partnership and the earnings of BIPC are fully captured in the Partnership’s financial statements and results.

	For the three months ended March 31
US$ millions, unaudited[1]	2020	2019
Net income attributable to the Partnership	$117	$48
FFO[2]	$107	$105

BIPC reported net income for the quarter of $117 million compared to net income of $48 million in the same period during the prior year. Net income for the current quarter benefitted from capital commissioned into rate base at our U.K. regulated distribution business, inflation-indexation at our Brazilian regulated gas transmission business and a mark-to-market gain on revaluation of the Shares that the Company is required to classify as a liability. These positive factors were partially offset by the impact of the depreciation of the Brazilian Real relative to the U.S. dollar.

Our business generated FFO of $107 million for the quarter, representing a 2% increase over the same period during the prior year. The increase in FFO in the current quarter is primarily attributable to inflationary-indexation and additions to rate base, partially offset by the impact of foreign exchange which decreased FFO by $3 million.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words  “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the U.S. registration statement on Form F-1 and Canadian prospectus filed in connection with the distribution of the Shares on March 31, 2020 with securities regulators in Canada and the United States and the documents incorporated by reference therein, including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in other documents filed by the Partnership and BIPC with the securities regulators in Canada and the United States.  Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

1. Brookfield Infrastructure Corporation was established on August 30, 2019 by the Partnership. On March 30, 2020, the Partnership contributed its regulated utilities businesses in Brazil and the U.K. to our company. For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020.

2. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 17 of this release.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar 31, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$143	$204
Accounts receivable and other	350	390
Financial assets	56	29
Property, plant and equipment	4,290	4,497
Intangible assets	3,032	3,936
Goodwill	525	667
Deferred tax asset and other	129	130
Total assets	$8,525	$9,853

Liabilities and Equity
Accounts payable and other	$399	$487
Exchangeable and class B shares	1,667	–
Non-recourse borrowings	3,168	3,526
Loans payable to Brookfield Infrastructure	1,046	–
Financial liabilities	1,009	1,008
Deferred tax liabilities and other	1,379	1,555

Equity
Equity in net assets attributable to the Partnership	(1,319)	1,654
Non-controlling interest	1,176	1,623
Total equity	(143)	3,277
Total liabilities and equity	$8,525	$9,853

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

US$ millions, unaudited	For the three months ended March 31,
	2020	2019

Revenues	$384	$403
Direct operating costs	(62)	(58)
General and administrative expense	(6)	(6)
Depreciation and amortization expense	(76)	(79)
	240	260
Interest expense	(32)	(41)
Mark-to-market on hedging items	2	2
Remeasurement of exchangeable and class B shares	98	–
Other expense	(14)	(12)
Income before income tax	294	209
Income tax expense
Current	(44)	(44)
Deferred	(49)	(24)
Net income	$201	$141

Attributable to:
Partnership	117	48
Non-controlling interest	84	93

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended March 31,
	2020	2019

Operating Activities
Net income	$201	$141
Adjusted for the following items:
Depreciation and amortization expense	76	79
Mark-to-market on hedging items, provisions and other	13	9
Remeasurement of exchangeable and class B shares	(98)	–
Deferred income tax expense	49	24
Change in non-cash working capital, net	(61)	11
Cash from operating activities	180	264

Investing Activities
Purchase of long-lived assets, net of disposals	(121)	(95)
Cash used by investing activities	(121)	(95)

Financing Activities
Affiliate distributions to non-controlling interest	(101)	(96)
Distributions to, net of contributions from, the Partnership	(33)	(33)
Proceeds from non-recourse borrowings	435	57
Repayments of non-recourse borrowings	(380)	(20)
Cash used by financing activities	(79)	(92)

Cash and cash equivalents
Change during the period	$(20)	$77
Impact of foreign exchange on cash	(41)	(2)
Balance, beginning of period	204	99
Balance, end of period	$143	$174

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended March 31,
US$ millions, unaudited	2020	2019

Adjusted EBITDA
Utilities	$142	$142
Corporate	(6)	(6)
Total	136	136

Financing costs	(19)	(20)
Other income	(10)	(11)
Funds from operations (FFO)	107	105

Depreciation and amortization	(38)	(37)
Deferred taxes and other items	48	(20)
Net income attributable to the Partnership	$117	$48

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure Corporation net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to shareholders includes net income attributable to the Partnership prior to and after the special distribution.

The Statements of Funds from Operations above are prepared on a basis that differs from net income as presented in Brookfield Infrastructure Corporation’s Consolidated Statements of Operating Results on page 15 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing our company’s results.